ROBERT A. FREEDMAN	November 13, 2012	EMAIL RFREEDMAN@FENWICK.COM DIRECT DIAL (650) 335-7292

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attention:	Mara Ransom, Assistant Director Scott Anderegg, Staff Attorney Catherine Brown, Staff Attorney William Thompson, Accounting Branch Chief Adam Phippen, Staff Accountant

Re:	Planet Payment, Inc. Amendment No. 1 to Registration Statement on Form 10 Filed October 25, 2012 File No. 001-35699

Ladies and Gentlemen:

On behalf of Planet Payment, Inc. (the “Company”), we are concurrently transmitting herewith Amendment No. 2 (the “Amendment”) to the Registration Statement on Form 10 (Registration No. 001-35699) originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on October 11, 2012, as amended by Amendment No. 1 filed with the Commission on October 25, 2012 (collectively, the “Registration Statement”).  In this letter, we respond to the comments of the staff (the “Staff”) of the Commission contained in your letter dated November 7, 2012 (the “Letter”).

The numbered paragraphs below correspond to the numbered comments in the Letter; the Staff’s comment is presented in bold italics.  We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the Amendment in paper format, marked to show changes from the last filing of the Registration Statement.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 73

1.                                      Please revise to provide the information under this heading as of the most recent practicable date. See Item 403 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 73 under Security Ownership of Certain Beneficial Owners and Management to provide the information as of October 31, 2012, the most recent practicable date.

United States Securities and Exchange Commission

Division of Corporation Finance

November 13, 2012

Item 9.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 101

Securities Authorized for Issuance under Equity Compensation Plans, page 101

2.                                      Please revise your filing under this heading to provide footnote disclosure regarding the additional 5,000,000 shares reserved for issuance under your 2012 equity incentive plan that will become effective on the day before the date of effectiveness of your registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 101.

Index to Consolidated Financial Statements and Financial Statement Schedule, page F-1

Unaudited Combined Condensed Pro Forma Financial Information, page F-48

3.                                      Reference is made to your disclosure in the second paragraph on page F-48. Please revise to clarify whether the historical financial information of BPS presented in the pro forma combined condensed statements of operations are prepared on a US GAAP basis. If the historical financial information of BPS is not prepared on a US GAAP basis, please revise to present such historical financial information in accordance with US GAAP. In addition, please show us how to reconcile net income of BPS presented in the pro forma combined condensed statement of operations on page F-50 to US GAAP net income disclosed in Note 26 of the audited financial statements of BPS based on the average exchange/spot rate disclosed on page F-48.

In response to the Staff’s comment, the Company has revised the disclosure on page F-48 to clarify that the historical financial information of BPS included in the pro forma combined condensed statements of operations are presented on a US GAAP basis.

Also in response to the Staff’s comment, the Company has restated the audited financial statements for BPS to correct the error with respect to the reconciling item pertaining to treatment of up-front fees, which causes the Company to incorrectly calculate the impact on both profit/(loss) and equity/(deficit) of such revenues under US GAAP.  The error solely impacted the required reconciliations of profit/(loss) and equity/(deficit) on Note 26 and had no impact on the primary Irish GAAP financial statements or any other footnote.  Following the restatement of the BPS financial statements, the profit reported under US GAAP disclosed in Note 26 of the audited financial statements of BPS on page F-46 has been corrected and now matches the net income of BPS presented in the pro forma combined condensed statement of operations on page F-50 based on the average exchange/spot rate disclosed on page F-48.

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Additionally, in a phone conversation on November 9, 2012 between Scott Anderegg of the Staff and Robert Freedman and Michael Brown of Fenwick & West LLP, the Company’s outside legal counsel (the “Phone Conversation”), Mr. Anderegg requested that the Company submit an updated application for confidential treatment (the “Updated CTR Application”) of certain portions of Exhibits 10.13, 10.14, 10.15 and 10.16 (the “Confidential Portions”) to the Registration Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

November 13, 2012

The Company had previously filed an application for the confidential treatment of the Confidential Portions (the “Original CTR Application”) pursuant to Rule 406 as promulgated under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the filing of the Company’s Registration Statement on Form S-1 (Registration No. 333-175705) (the “S-1 Registration Statement”).  The Staff had previously indicated in oral conversations with the Company’s outside legal counsel that it had no further comment on the confidential treatment request submitted with the Form S-1 Registration Statement.

The Company is, concurrently with the filing of the Amendment, resubmitting the CTR Application for consideration pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Confidential Portions in the Updated CTR Application are identical to the Confidential Portions in the Original CTR Application.

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The Company understands that pursuant to Rule 3-12 of Regulation S-X promulgated under the Securities Act and Exchange Act (“Rule 3-12”), its financial statements must be updated as of, and for the period ended, September 30, 2012 (the “September 30 Financial Statements”), if the Registration Statement is not declared effective by November 13, 2012.  Hurricane Sandy and the effects thereof made it extremely difficult for the Company to prepare a timely response to the Commission’s comments in the Letter and have slowed the Company’s efforts to prepare the September 30 Financial Statements.

As Messrs. Freedman and Brown discussed with Mr. Anderegg in the Phone Conversation, pursuant to the Commission’s press release 2012-220 issued on November 5, 2012 (the “SEC Press Release”), the Company is hereby requesting relief from the November 13, 2012 deadline in connection with the hardships it has faced in the aftermath of Hurricane Sandy.  While the Company’s payment processing operations were not affected by the Hurricane Sandy, the Company’s head office functions, in particular the administrative functions, including the finance and legal departments, were significantly impacted.  Of course, the finance and legal teams are the principal teams involved in the preparation and review of September 30 Financial Statements and all filings with the Commission.

The Company is headquartered in Long Beach, New York, which is located on Long Island, a barrier island off the Atlantic coast of southern New York.  The entire city of Long Beach was overcome by the storm surge on both sides of the island resulting in four to six feet of flooding across Long Beach, loss of electricity, fresh water, sewage and sanitation services, as well as extensive damage to buildings and property.  The entire city of Long Beach has been declared a disaster area by federal, state and local authorities.

The Company’s headquarters suffered more than four feet of flooding on the ground floor, loss of power and water, sewage spills and extensive damage to all furniture and equipment on the ground floor, as well as damage to certain power transformers for the building.  The residue from the flooding made the building unsanitary and a health hazard, and, as a result, the building has not been usable since Hurricane Sandy, pending appropriate clean-up to the building and restoration of vital services in the city of Long Beach.  In addition most members of the Company’s finance and legal departments live in the New York area and suffered flooding, loss of power and heat, and loss of Internet connectivity at their residences, impeding their ability to work remotely while the Company’s headquarters was unavailable.

United States Securities and Exchange Commission

Division of Corporation Finance

November 13, 2012

After one week, the Company was able to establish a number of alternate, temporary office locations on Long Island but normal working operations continued to be interrupted by severe gas shortages, which prevented certain personnel from attending at their designated alternate office location.  The subsequent severe blizzard and snowstorm on the evening of November 7, 2012 caused further problems, loss of power and impeded recovery efforts.  The finance and legal teams are now operating normally out of the alternate office accommodations.

According to the SEC Press Release, the Commission is preparing relief measures that are expected to include extension of filing deadlines for any filing due during the period from October 29, 2012 to November 20, 2012 and anticipates that the deadline for filing would be extended to November 21, 2012.  The SEC Press Release goes on to state that the Staff will also consider requests for additional relief on a case by case basis.  The Company believes that the deadline it faces based on Rule 3-12 is analogous to the situation for which the Commission is proposing relief.  Assuming that the Staff determines by November 21, 2012 that it has no further comment on the Registration Statement and is prepared to declare the Registration Statement effective at that time, the Company is hereby requesting that the Registration Statement be allowed to go effective without the inclusion of the September 30 Financial Statements.

In the absence of Hurricane Sandy, if the Company had been able to meet the November 13, 2012 deadline for effectiveness of its Registration Statement, it would have had until December 28, 2012 to file its first Form 10-Q with September 30 Financial Statements pursuant to Rule 13a-13 of the Exchange Act.  In the current situation, if the Registration Statement is declared effective on or before November 21, 2012, the Company anticipates that it will still file its first Form 10-Q no later than December 28, 2012.  Thus, there would be no difference in the timing of public disclosure of the September 30 Financial Statements whether the Registration Statement was declared effective November 13, 2012 or November 21, 2012.

Furthermore, there would be additional near-term strain on the members of the Company’s finance and legal departments and additional cost to the Company if it is required to amend the Registration Statement again to include the September 30 Financial Statements.

The Company greatly appreciates the Staff’s consideration on this matter. Please feel free to contact us with any additional questions.

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United States Securities and Exchange Commission

Division of Corporation Finance

November 13, 2012

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292 or, in his absence, Michael A. Brown, Esq. at (415) 875-2432.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman

Robert A. Freedman

cc:                                Philip D. Beck, Chairman of the Board, Chief Executive Officer and President

Graham N. Arad, Director, Senior Vice President and General Counsel

Planet Payment, Inc.

Michael A. Brown, Esq.

Fenwick & West LLP